04002432

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 04218

SEC MAIL RECEIVED FEB 26 2004 PROCESSING WASH. DC SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Development Corporation for Israel

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Lexington Avenue, 11th Floor
(No. and Street)

New York, (City) — New York (State) — 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arlene J. Lurie — (212) 446-5820 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street (Address) — New York (City) — N.Y. (State) — 10004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arlene J. Lurie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Development Corporation for Israel, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TOBY GREENBERG
Notary Public, State of New York
No. 24-4980821
Qualified in Kings County
Commission Expires April 29, 2007

Toby Greenberg
Notary Public

Signature

V.P. - Finance
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

DEVELOPMENT CORPORATION FOR ISRAEL

December 31, 2003

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
Development Corporation for Israel

We have audited the accompanying statement of financial condition of Development Corporation for Israel as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Development Corporation for Israel as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
January 27, 2004

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Development Corporation for Israel

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Cash and cash equivalents	$ 5,138,996
Securities owned	139,589
Prepaid pension cost	2,361,881
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $2,355,076	2,157,349
Other assets	549,518
	$10,347,333

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable, accrued expenses and other liabilities	$ 3,193,831
Deferred income taxes	744,500
	3,938,331
Commitments (Note E)	
Subordinated note payable	4,100,000
Stockholder's equity	2,309,002
	$10,347,333

The accompanying notes are an integral part of this statement.

Development Corporation for Israel

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2003

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Development Corporation for Israel (the "Company") is a registered broker-dealer that serves as underwriter in the United States of America for the sale of State of Israel Bonds (the "Bonds") on a best-efforts basis. The Company's revenue is contingent on its continuation as underwriter and marketer for the Bonds. The underwriting agreements provide for a commission to be received on all bonds sold.

1. *Foreign Currency*

   Transactions denominated in foreign currency are translated into U.S. dollars based on exchange rates in effect at the dates of the transactions. Cash denominated in foreign currency amounts is translated into U.S. dollars based on the exchange rates in effect at the end of the period.

2. *Furniture, Equipment and Leasehold Improvements*

   Depreciation and amortization are provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives. The straight-line method of depreciation/amortization is followed for all assets for financial reporting.

3. *Securities Transactions*

   Transactions in securities owned are recorded on a trade-date basis.

4. *Securities Owned*

   Securities listed on a securities exchange for which market quotations are available are valued at the last quoted sales price on the last business day of the period.

5. *Cash and Cash Equivalents*

   Included in cash and cash equivalents are investments in money market funds which are readily convertible to cash.

NOTE A (continued)

6. *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE B - SECURITIES OWNED

At December 31, 2003, the investments consist of the following:

Stock investments (cost $109,337)	$134,189
Corporate securities (cost $8,991)	5,400
	$139,589

NOTE C - SUBORDINATED NOTE PAYABLE

A note in the amount of $4,100,000 is subordinated to the claims of general creditors under a subordinated loan agreement for equity capital with the State of Israel, and pursuant to an amendment effective January 1, 2003, is due to mature on December 31, 2005. Interest is calculated at the six-month average negotiable certificate of deposit rate plus 25 basis points.

The subordinated borrowing is covered by an agreement approved by the National Association of Securities Dealers, Inc. and is thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

As the note carries a floating market rate of interest, carrying value approximates fair value.

NOTE D - LITIGATION

In the ordinary course of business the Company is subject to litigation. Various lawsuits, claims and proceedings of a nature normal to its business are pending against the Company. Such matters relate to labor grievances and arbitration under a collective bargaining agreement with the union and the Company. The Company, after consultation with legal counsel, believes that the allegations are without merit and that the outcome of these lawsuits will not have a material adverse effect on its earnings, cash flow or financial position.

NOTE E - COMMITMENTS

The Company leases sales and administrative offices under long-term lease agreements. The lease periods range from one to twelve years.

Minimum rental payments under noncancelable leases are approximately:

Year	Amount
2004	$ 2,086,183
2005	1,683,422
2006	1,455,192
2007	1,298,225
2008	1,206,100
2009 and thereafter	7,796,434
	$15,525,556

NOTE F - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements consist of the following at December 31, 2003:

	Useful life (in years)	
Computer equipment and software	3	$ 2,683,523
Furniture and fixtures	5	265,432
Leasehold improvements	12	1,563,470
		4,512,425
Less accumulated depreciation and amortization		(2,355,076)
		$ 2,157,349

Included in leasehold improvements is an alteration lease allowance from the landlord to the Company amounting to $1,000,000 for the New York office lease. The leasehold improvement purchases that have been charged against this allowance have been capitalized by the Company and will be amortized over the life of the lease. At December 31, 2003, a corresponding deferred liability in the amount of $951,724, net of amortization is included on the statement of financial condition in "Accounts payable, accrued expenses and other liabilities."

NOTE G - RELATED PARTIES

The State of Israel funds the operating costs of a foreign affiliate through the Company as Paying Agent. For 2003, funding of this foreign affiliate amounted to approximately $2,050,000.

Pursuant to various underwriting agreements, the State of Israel reimburses the Company for certain operating costs.

NOTE H - EMPLOYER RETIREMENT PLANS

The Company has noncontributory defined benefit pension plans covering substantially all employees. The Company's funding policy is to make annual contributions of at least the minimum contribution requirement described under section 412 of the Internal Revenue Code.

NOTE H (continued)

The following table sets forth the funded status and amounts recognized in the Company's statement of financial condition at December 31, 2003, for the defined benefit pension plans:

Accumulated benefit obligation	$14,300,084
Plan assets at fair value, consisting primarily of listed stocks, bonds and securities of the State of Israel	14,561,520
Funded status	$ 261,436
Prepaid pension cost	$ 2,361,881

The Company utilized a 6.5% discount rate, a 5.5% lump sum/annuity conversion rate and a 3.75% rate of increase in future compensation levels in determining the actuarial present value of the projected benefit obligation. The expected long-term rate of return on assets for 2003 is 8.0%.

The Company amended its defined benefit pension plans and 401(k) Savings Plan effective May 1, 1997. The revised Pension and Savings Program included changes to the defined benefit pension plans, which separated the plans into two components. Certain employees had the choice of continuing to receive benefits under the provisions of the existing plans (the Old Plan component) or begin receiving benefits under the provisions of the Cash Balance Plan (the Cash Balance component). Eligible employees who chose to participate in the Cash Balance Plan also were eligible to receive employer matching contributions in the 401(k) Savings Plan.

For those eligible employees in the Cash Balance Plan, the Company calculated the "opening balance" based on the higher of two benefit amounts as defined in this plan. At the end of each year, each participant receives a credit equal to 4% of his or her eligible compensation, plus interest at the crediting rate on the total balance as of the end of the preceding year.

All eligible employees are entitled to contribute from 1% to 30% of their annual eligible compensation, up to the Internal Revenue Service limit, on a pretax basis to the 401(k) Savings Plan. The Company matches the contributions of those employees who are participating in the Cash Balance Plan and the Old Plan. For participants in the Cash Balance Plan, the amount of the Company match is up to 3% of compensation, at $1.00 for each dollar contributed. For participants in the Old Plan, the Company will contribute at $1.00 for each dollar contributed for employees who contribute 1% of their compensation to the Plan.

NOTE I - NET CAPITAL

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule, the Company is required to maintain minimum net capital. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions. At December 31, 2003, the Company had net capital of $1,206,645, which exceeded net capital requirements of $250,000 by $956,645.

In the normal course of its operations, the Company receives checks from investors payable to the State of Israel to purchase the Bonds. The Company transmits the checks received to the State of Israel's fiscal agent. Accordingly, the Company is subject to the computation for reserve requirements for broker-dealers under Rule 15c3-3. At December 31, 2003, the Company did not have any credits or debits under the reserve requirement computation. The Company maintains a reserve bank account under Rule 15c3-3 with a $1,000 deposit.

NOTE J - CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances in several financial institutions. Certain account balances may not be covered by the FDIC, while other accounts, at times, may exceed federally insured limits. The Company believes that the risk is not significant.

NOTE K - DEFERRED INCOME TAXES

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recorded for financial reporting purposes and such amounts as measured in accordance with tax laws. The items, which comprise deferred income taxes as of December 31, 2003, are as follows:

Prepaid pension cost	$(945,000)
Accruals	188,000
Depreciation	(49,000)
Other	61,500
Deferred income taxes payable	$(744,500)

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

DEVELOPMENT CORPORATION FOR ISRAEL

December 31, 2003

Grant Thornton

Accountants and Business Advisors

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors of
Development Corporation for Israel

In planning and performing our audit of the financial statements and supplemental information of Development Corporation for Israel (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
January 27, 2004

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com